Jan Woo
Courtney Haseley
Securities and Exchange Commission
The Graystone Company, Inc.
February 22, 2011
Page |  1

VIA EDGAR

Jan Woo
Courtney Haseley
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:         The Graystone Company, Inc..
Registration Statement on Form S-1
Filed January 27, 2011
File No. 333-171893
Registration Statement on Form 10-12G
Filed January 24, 2011
File No. 000-54254

On behalf of The Graystone Company, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated February 18, 2011.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

Registration Statement on Form S-1 Filed January 27, 2011

1.           Please state prominently on the cover page of your prospectus that your auditors have issued a going concern opinion.

We have revised to include the sentence " Our auditor has expressed substantial doubt about our ability to continue as a going concern".

2.           You indicate on the prospectus cover page and in the prospectus summary that if all of the shares offered are purchased, the gross proceeds will be $500,000.  Given that this is a direct public, no minimum offering, statements that suggest that you could receive the full amount of proceeds from the offering do not appear appropriate.  Please revise.

We revised this section by removing the sentence "If all of the shares offered by us are purchased, the gross proceeds to us will be $500,000."

Item 3. Summary Information and Risk Factors

3.           You indicate that the company changed its name to The Graystone Company, Inc. on January 14, 2010.  However, Note to the notes to financial statements indicates that such name change did not occur until January 14, 2011.  Please advise.

We have revised to correct the typographical error and replaced January 14, 2010 with January 14, 2011.  Also, we correct the January 10, 2010 date to January 10, 2011.

Jan Woo
Courtney Haseley
Securities and Exchange Commission
The Graystone Company, Inc.
February 22, 2011
Page | 2

4.           Please revise your summary of your marketing division to more clearly describe your business activities.  In this regard, it is unclear what services you provide, what is meant by "lead," who your clients are, and how you are generating revenue.  Further, please provide us with supplemental support that you are using "state-of-the-art" proprietary technology.

We have revised this section to more clearly describe the business activities of this division with the view toward describing what service we provide, what is meant by a "lead" and how this division generates revenue.   Additionally, we removed the words "state-of-art" as this mere puffy we use in our advertising efforts for new clients.  We have also described our proprietary process and software with more detail.

Risk Factors

General

5.           You suggest in the introductory paragraph to this section that your shares are publicly traded,  Yet, elsewhere in your registration statement you indicate that no public market for your shares currently exists.  Please revise your disclosure to address this discrepancy.

We have revised the paragraph to correct the typographical error and added the words "are currently not" so the sentence now reads "Currently, shares of our Class A Common Stock are currently not publicly traded."  Additionally, we removed the words "trading price" from the preceding sentence and replaced them with the words "the value" in order to prevent any confusion that the shares are currently trading.

6.           Please add a risk factor that alerts investors that, if true, the company has minimal revenues, has not acquired any real property, currently has no real estate or natural resources operations, and that substantial additional development work will be required within each of the company's divisions.  The risk factor should concisely describe the risk to investors that results from those conditions and uncertainties.

We have revised our risk factors to include the proposed risk factor.  The additional risk factor can be found on page 4 and is the 2nd risk factor from the top.

7.           Given that this is a direct public, no minimum offering, please add a risk factor that indicates that you may not receive sufficient proceeds to fund planned operations or even cover the costs of the offering.  Discuss the impact on the company and its planned operations if you are unable to raise sufficient funds or obtain alternate financing.

We have added the risk factor related to the fact that this is a direct public, no minimum offering.  Such risk factor can be found on page 7.

8.           Please review each risk factor heading to ensure it clearly conveys a separate, specific risk to investors regarding your company, industry or the offering.  Many of the subheading merely state a fact about your business without fully describing the risk that results from the identified condition or uncertainty.  For example, we note the following risk factors" "Limited Capitalization and Lack of Working Capital," "Dependence on Key Personal," "Conflict of Interest," "There is a limited liquidity in our shares," and "Our exploration activities are subject to various local laws and regulations."  Please revise each of your subheadings to ensure that they disclose the specific risks or risk that your are discussing in the text.

We have made revisions to the risk factors headings that did not clearly convey a separate, specific risk to investors regarding our company, industry or the offering.  We also made additional revisions to more clearly states the risk or to clear up any possible misunderstanding contained within the risks factors. The changes are reflects on pages 4, 5, 6, 7, 8, 9, 10 and 11.

Jan Woo
Courtney Haseley
Securities and Exchange Commission
The Graystone Company, Inc.
February 22, 2011
Page | 3

"Conflict of Interest," page 4

9.           Please expand your risk factor to indicate as you do on page 31 that you have not adopted formal written policies or procedures regarding the review, approval or ratification of related party transactions.  Consider discussing whether the agreement and understanding by Messrs. Mezey and Howarth to only act upon business opportunities that the company passes on is binding and enforceable.

We have revised the risk factor to include the following language "The Company has not adopted any formal written policies or procedures regarding the review, approval or ratification of related party transactions."  Additionally, we added a section entitled " Conflicts of Interest and Corporate Opportunities "on page 31 to further clarify the conflicts of interests and the standard for such corporate opportunities .  The understanding between the Company and our officers and directors is binding and enforceable as it is the same standard set forth by the Delaware Supreme Court regarding business opportunities.

"Our shares may be subject to the 'penny stock' rules, following such a reverse merger transaction...," page 5

10.           Please explain your reference to the "reverse merger transaction" in the subheading of this risk factor.

We removed the words "following such a reverse merger transaction" from the sentence such its presence was a typographical error.

"We may need additional financing...," page 6

11.           You refer to the "commercial lighting market" in this risk factor, which is inconsistent with your disclosure of the company's business divisions to date.  Please review or advise.

We have redrafted the first paragraph to more clearly state that our limited capitalization could impact our growth.  Additionally, we removed the words "commercial lighting market" as their presence resulted from a typographical error.

"The actual rents we receive...," page 8

12.           Please revise the risk factors relating to your real estate division to clarify for potential investors, if true, that the company does not currently own or manage any real property, and has not received any rental income to date.  Take care to ensure that the status of your development with respect to your activities in your real estate division throughout your registration statement accurately reflects the current status of your business activities.

We have revised to add language to clarify that the Company currently does not own or manage any real property or received any rental income to date. Additionally, we add language in other risk factors on Page 8 and 10 to further clarify that this as well.

"If we do not conduct mineral exploration on our mineral claims...," page 12

Jan Woo
Courtney Haseley
Securities and Exchange Commission
The Graystone Company, Inc.
February 22, 2011
Page | 4

13.           The phrasing of this risk factor suggests that the company has current mineral claims, which is inconsistent with disclosure elsewhere in the registration statement (e.g. on page 2) which indicates that the company has not acquired any properties to date and has no viable mineral deposits.  Please review and revise your disclosure accordingly, or advise.  Take care to ensure that the status of your development with respect to your activities in your real estate division throughout your registration statement accurately reflects the current status of your business activities.

We have revised the risk factor to clarify that the company currently does not possess any mineral rights.  Furthermore, we added a risk factor on page 10 (the first one under Risks Related to our Natural Resource Division) that clearly states that the company does not possess any mineral claims or any property that may contain such mineral rights.

Item 4. Use of Proceeds, Page 14

14.           Please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used to extent known.  This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans to expand the marketing, consulting, and natural resources divisions.  Refer to Item 504 of Regulation S-K.

We have revised this section to include additional language with regard to the preliminary intentions for the use of proceeds on the Company's plans to expand the real estate, marketing, consulting, and natural resources divisions

Item 8.  Plan of Distribution, page 16

15.           You indicate that your sole officer and director will be offering the company's securities.  Yet elsewhere in your registration statement you indicate that the company has two officers, both of whom will be participating in the offering.  Please advise and revise your disclosure to clarify the foregoing discrepancy.

We have revised to clarify the discrepancy that resulted from the typographical error.

Item 9.  Description of Securities to be Registered, page 19

16.           We note your disclosure that the Class B shares have the right to convert into Series A stock at a rate equal to ten Class A Common Shares for each Class B Common Share.  Please expand your disclosure to clarify the foregoing discrepancy.

We have corrected the disclosure on page F-11 to correctly reflect that our Class B does not have a the right to convert into Series A.  As such, the disclosure on page 20 correctly reflects the description of our Class B Common Stock.  To further clarify this disclosure we added the sentence " The Class B shares do not have the right to convert into Series A" to our description of our Class B Common Stock on Page 20.

Item 11. Information with Respect to the Registrant

Jan Woo
Courtney Haseley
Securities and Exchange Commission
The Graystone Company, Inc.
February 22, 2011
Page | 5

17.           Please revise to disclose, to the extent material, the competitive business conditions and competitive position of the company, any dependence of a few customers, intellectual property rights, and number of full-time and part-time employees.  In addition, provide a meaningful description of the governmental regulations that apply to the company's business, and the extent to which the company will be subject to regulation, inspection, and oversight by regulatory agencies.   Explain any governmental approvals you need to initiate the activities in your natural resources division and any steps that you have taken to obtain those approvals.  Refer to Item 101(h)(4)(iv), (vi), (viii), (ix), and (xiii) of Regulation S-K.

We have revised this section to include further details regarding the competitive business conditions and competitive position of the company, any dependence of a few customers, intellectual property rights, and number of full-time and part-time employees.  Additionally, we revised our risk factor "The Company is Dependent on a Limited Number of Prospects. Injury or Loss to Any One of These Prospects Could Substantially and Adversely Affect the Company's Operations" on page 4 to further clarify the Company's dependency on a few customers.

Business of the Registrant, page 21.

18.           Please revise your disclosure to provide a clear and meaningful discussion of the current status of your business development in each of the divisions.  Provide an expanded discussion of the business activities of the marketing and consulting division, how it generates revenue, the nature of the clients and it involvement in pay per click advertising.  In addition, explain what remains to be accomplished for the company to generate revenue in your real estate and natural resources divisions, how you intended to identify and solicit customers and/or properties, and any material obstacles or uncertainties regarding the company's business plans.  Identify any milestones, an expected time table, and any known material expenses which you expect to incur.  Ensure that your disclosure conveys consistently throughout your document the status of your business activities within each of your divisions.

We have revised this section to provide additional information regarding our business activities of the marketing and consulting division, how it generates revenue, the nature of the clients and it involvement in pay per call advertising.  We currently do not have any pay per click operations only pay per call.  We have also added language that further explains our real estate and natural resources divisions as requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 24.

19.           Please provide detailed information regarding your plan of operations over the next twelve-month period.  You should address how your business goals and objectives will change based on the size of your completed offering and net proceeds actually received.  Further,  discuss each of your planned activities and each material event or step required to pursue each of your planned activities.  To the extent you discuss future plans, such as hiring employees or consultants or acquiring real property, the discussion should be balanced to include time frames for implementing such plans and any uncertainties or obstacles involved before the planned operations can commence.

We have made revisions within the Business of the Registrant beginning on page 21 to reflect our operations over the next twelve-month period.  We made the revisions here to make it easier to understand our plan based on each division.

Liquidity and Capital Resources, page 27

 20.           You indicate that "available funds will not satisfy [company] growth for the next twelve months."  To the extend you do not have sufficient resources to fund planned operations for the twelve-month period, state the minimum number of months that you expect to be able to conduct planned operations and to satisfy your operations using currently-available capital resources.  In addition, quantify the anticipated costs and amount of additional capital that will be needed in order to fund the company's projected operations and satisfy its obligations for a minimum of twelve months from date of the prospectus. Finally, indicate the anticipated minimum amount that you will need to meet your reporting obligations as a public company.  Refer to Section III.C of SEC Release No. 33-6835 and Item 303(a)(1) of Regulation S-K.

We have revised this section to include the above requested information. This revision can be located on page 27

Jan Woo
Courtney Haseley
Securities and Exchange Commission
The Graystone Company, Inc.
February 22, 2011
Page | 6

Identification of Directors and Executive Officers, page 28

21.           It appears that Messrs. Howarth and Mezey are each currently involved in other  businesses.  Please revise your disclosure to discuss more specifically the other projects that currently occupy their time and specify the minimum amount of time per week each devotes to the business of the company.

we have revised to include language that states that Messrs. Howarth and Mezey activities related to projects not related to the business of the Company are minimal.  That their responsibilities to the other entities are related to personal investments or are conducted after hours or on the weekend.  Futhermore beginning in July 2010, Messrs. Howarth and Mezey have devoted and currently devotes their full time to the business of Company which is equal to or exceeds 40 hours per week.

Code of Ethics, page 29.

22.           You indicate that you have adopted a Code of Ethics.  Please tell us how you comply with Item 406(c) of Regulation S-K.

Item 406(c)(1) of Regulation S-K states the a copy of the Code of Ethics can be attached as an exhibit to the Company's annual report.  However, since we have not filed an annual report to date and or not required as of yet to do so we have attached it  as an exhibit to this prospectus as Exhibit 14.  Additionally, we added the sentence "A copy of the Company's code of ethics has been attached to this prospectus as Exhibit 14".  Furthermore, we will add a copy of the Code of Ethics to the Company's website once it has been completed, which we expect to occur no later than March 27, 2011.

Controls and Procedures, page 30.

23.           We note your disclosure that your management has concluded that your disclosure controls and procedures are not effective because of several factors. Please tell us, with a view toward disclosure, whether the company has identified these factors as material weaknesses.  Also explain what consideration you have given to disclosing a timeline regarding when you expect to remedy these factors and the costs, if material, associated with the remedial measures.

We have revised this section to include, with an eye toward disclosure, that the Company does not view these factors as material and have explained the steps and timeline that the company intends to remedy these factors with the associated cost.

Security Ownership of Certain Beneficial Owners and Management, page 31

24.  You indicate here the Messrs. Howarth and Mezey beneficially own, in the aggregate. approximately 84% of the outstanding shares of Class A common stock.  Yet, on page 6 you indicate that "management currently controls and votes 90% of [the company's] issued and outstanding Class A common stock."  Please advise and revise your filing to address this discrepancy.  Further, expand the table to separately disclosure the percentage of voting power of each director, executive officer, and principal shareholder of the company.  It appears that the voting power of each shareholder may differ significantly from the percentage of beneficial ownership as a result of the voting rights of the Class B common stockholders.

We have revised the language on page 6 to clarify that the management maintains a voting power equal to 90% while having the beneficial ownership of 84% of the Class A Common Stock.  Additionally, we have expanded the table on page 31 to reflect the voting power of each director, executive officer, and principal shareholder of the company.

Jan Woo
Courtney Haseley
Securities and Exchange Commission
The Graystone Company, Inc.
February 22, 2011
Page | 7

25.           Please confirm that you do not have any other shareholders other than those listed on page 32 who beneficially own five percent or more of your outstanding common stock.  In this regard, we note that based on your disclosure that the 54,750,000 shares of Class A common stock outstanding are held by five shareholders and taking into account the 46,000,000 shares held by your Chief Executive Officer and Chief Financial Officer, it appears that 8,750,000 shares of Class A common stock or 16% of the shares are being held by three other shareholders.  Please advise.

The Company confirms that we do not have any other shareholders other than those listed on page 32 who beneficially own five percent or more of our outstanding common stock.  We corrected the typographical error on page 20 to correctly reflect that there are in fact ten (10) shareholders of record and not five (5) shareholders of recorded.

Item 15.  Unregistered Sales of Equity Securities and Use of Proceeds, page II-1

26.           We note your disclosure regarding issuances of securities on May 27, 2010.  However, it is not clear what consideration was received by the company in exchange for each of the identified stock issuances and if the per share price of the common stock was valued at the same price in all such transactions.  Please enhance your disclosure accordingly.  Refer to Item 701(c) of Regulation S-K.

We have enhanced our disclosure on page II-1 in an effort to more clearly describe each of the identified stock issuances and if the per share price of the common stock was valued at the same price in all such transactions.  Additionally, for the stock issuances on March 27, 2010 to note that the differing price per shares are reflected from the different type of assets provided (e.g cash instead of the intangible assets that Company's uses to generate income in its Marketing Division)

Exhibits

27.           Please provide a list of all the subsidiaries of the company, the state of incorporation of each incorporation of each subsidiary, and the names under which such subsidiaries do business pursuant to Item 601(b)(21) of Regulation S-K or advise.

We have added Exhibit 21.1 to include a list of the Company's Division and Subsidiaries which contains language that the Company currently does not have any subsidiaries but operates through its divisions. Additionally, we have removed language in the prospectus that may lead one believe we have operating subsidiaries.

28.           Please file as an exhibit the subscription agreement that investors will be required to sign.  We note that you have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason.  Tell us, with a view towards disclosure, whether there are conditions that must be met for the subscriptions to be accepted and considered whether disclosure is appropriate in that respect.

We have revised to include the subscription agreement as Exhibit 4.1 to the prospectus.  We added language stating that the Company will accept or reject any subscriptions within ten days of receipt, and any funds received related to the rejected subscription agreement will be return promptly without interest or deduction.  We have further modified the language to clarify we may reject the subscription agreement if our management believes that accepting the subscription from the potential investor is not in our best interests.

Jan Woo
Courtney Haseley
Securities and Exchange Commission
The Graystone Company, Inc.
February 22, 2011
Page | 8

Registration Statement on Form 10-12G Filed January 24, 2011

General

29.           To the extent applicable, comments made with respect to your registration statement on Form S-1 are intended to also apply to your Form 10.  Please carefully review and revise your Form 10 accordingly.

The Company acknowledges to the extent applicable comments made with respect to your registration statement on Form S-1 are intended to also apply to your Form 10 and has made such revisions.

30.           Pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, your registration statement will become effective by operation of law within sixty days from filing, at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934.  If the review process has not been completed before that date you should consider withdrawing the registration statement prior to such time to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

The Company acknowledges that pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, your registration statement will become effective by operation of law within sixty days from filing, at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934.  Furthermore, the Company intends to begin complying with its XBRL requirements with its March 30, 2011 Quarterly Filing.

31.           Please update the registration statement on Form 10 to reflect your recent issuances of Class A and Class B common stock.  It appears that you will need to amend several section of the filing, including but not limited to, the section of the securities being registered and the beneficial ownership table.  Further, specify on the cover page of the registration statement whether you are intending to register both Class A and Class B common Stock.

The Company has modified the necessary section to reflect your recent issuances of Class A and Class B common stock

Sincerely,

The Graystone Company, Inc.

By: /s/ J.W. Mézey
Name:  J.W. Mézey
Title:    President/Secretary